FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of June 2003


                        CORDIANT COMMUNICATIONS GROUP PLC
            --------------------------------------------------------
                 (Translation of registrant's name into English)

                           121-141 Westbourne Terrace
                                  London W2 6JR
                                     England

                   -------------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F  X   Form 40-F
                                     ---            ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes        No  X
                                     ---       ---

If "Yes" is marked, indicate below the File Number assigned to the registrant in connection with Rule 12g3-2(b):
                               --------------------------.

FORWARD LOOKING AND CAUTIONARY STATEMENTS
-----------------------------------------

     This report contains certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions identify forward looking statements. The Registrant has based these forward looking statements largely on its current expectations and projections about future events and financial trends affecting its business. These forward looking statements include statements relating to trends in the advertising and marketing services industry, particularly with respect to anticipated advertising expenditures in the world's advertising markets. Actual advertising expenditures may differ materially from the estimates contained therein depending on, among other things, regional, national and international political and economic conditions, technological changes, the availability of media and regulatory regimes in the world's advertising markets. Additionally, this report contains a number of "forward looking statements" relating to the Registrant's performance. The Registrant's actual results could differ materially from those anticipated, depending on, among other things, gains to or losses from its client base, the amount of revenue derived from clients, the Registrant's exposure to changes in the exchange rates of major currencies against the pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom), the general level of advertising expenditures in the Registrant's markets referred to above and the overall level of economic activity in the Registrant's major markets as discussed above. The Registrant's ability to reduce its fixed cost base in the short term is limited and therefore its trading performance can be significantly affected by variations in the level of its revenues.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              CORDIANT COMMUNICATIONS GROUP PLC
                              (Registrant)


                                 By: /s/  David Hearn
                                    ------------------------------------------
                                    Title:  Director and Chief Executive Officer

Date:    June 9, 2003

                                                                       Exhibit 1



                       CORDIANT COMMUNICATIONS GROUP PLC

                                  ("Cordiant")


                            SCHOLZ & FRIENDS DISPOSAL


Disposal of 77.3 % interest in Scholz & Friends

Cordiant has entered into a conditional agreement to dispose of its 77.3% interest in Scholz & Friends A.G. ("Scholz"). It is proposed that Cordiant's interest in Scholz is acquired by a new corporate entity ("Newco") which, on completion, will be owned by Electra European Fund LP and Scholz management. This transaction represents the second step in Cordiant's stated plan to reduce debt through a programme of non-core asset disposals.

The cash proceeds payable to Cordiant in respect of the disposal of Scholz are
(euro)22.4 million ((pound)15.8 million) which will, after deduction of transaction costs, be used to repay debt. A further (euro)1.5 million ((pound)1.0 million) may become payable in March 2004 dependant upon the performance of Scholz for the year to 31 December 2003. This amount will also be used to reduce borrowings. Scholz will repay loans made by Cordiant totalling approximately (euro)7.5 million ((pound)5.3 million) by 31 December 2003 at the latest.

Scholz is an integrated advertising and marketing communications group offering a pan-European network focused on servicing the needs of both national and multi-national clients. In addition to advertising, Scholz offers services in a range of marketing activities including programming, interactive, design, sponsorship, entertainment, trade-marketing, consulting, public affairs, CRM, promotion, event/trade shows and public relations.

In the year ended 31 December 2002, Scholz generated revenues of (euro)61.7 million ((pound)43.5 million) and profit before tax of (euro)2.8 million ((pound)2.0 million), on the basis of UK GAAP. Net assets attributable to Scholz as at 31 December 2002 were (euro)9.1 million ((pound)6.4 million).

The Bates Group and Scholz have historically been operated as independent entities and are direct competitors. Accordingly, the transaction is not expected to have a material operational impact on any other part of the Group.

A circular will be sent to shareholders in due course seeking their approval for the disposal of Scholz.

Note: The exchange rate used in this announcement is(euro)1.42 to GBP(pound)1.00 as at 6 June 2003

                                                                     9 June 2003
Enquiries:
College Hill                                            Tel: +44 207 457 2020
Alex Sandberg
Adrian Duffield